SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

               Entergy Arkansas, Inc. ("EAI")
                   425 West Capitol Avenue
                   Little Rock, AR  72201

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             The Refunding Agreement executed by
             EAI and Pope County, Arkansas (the
             "County") pursuant to which the
             County loaned and EAI will repay on
             an installment basis the net
             proceeds of the sale and issuance by
             the County of $47,000,000 Revenue
             Refunding Bonds (Entergy Arkansas,
             Inc. Project) Series 2001 ("The
             Bonds").

      2.     Issue, renewal or guaranty:
             Guaranty.

      3.     Principal amount of each security:
             The Bonds:  $47,000,000 aggregate
             principal amount.

      4.     Rate of interest per annum of each
             security:
             The Bonds will bear interest from
             the date of original issuance
             initially at a Multiannual Rate of
             5.05% per annum for a Multiannual
             Rate Period beginning on the date of
             original issuance and ending on
             August 31, 2005.  Subsequently,
             unless redeemed or otherwise repaid,
             the Bonds will accrue interest at
             another Multiannual Rate for a
             Multiannual Rate Period of four
             years, unless the Interest Rate for
             the Bonds is converted to a Daily
             Rate, a Weekly Rate, a Commercial
             Paper Rate or another Multiannual
             Rate for a Multiannual Rate Period
             of a different duration.

      5.     Date of issue, renewal or guaranty
             of each security:
             The Refunding Agreement:  December
             1, 2001.
             The Bonds:  December 18, 2001.

      6.     If renewal of security, give date of
             original issue:
             Not applicable.

      7.     Date of maturity of each security:
             The Bonds:  September 1, 2028.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             The Refunding Agreement was executed
             by the County and EAI to secure the
             repayment by EAI of the proceeds of
             The Bonds.  The Bonds were secured
             by a pledge and assignment by the
             County to The Bank of New York, New
             York, New York, as Trustee, of the
             payments to be made by EAI pursuant
             to the Refunding Agreement which
             payments will be sufficient to
             enable the Trustee to pay when due
             the principal of and premium, if
             any, and interest on The Bonds.

      9.     Collateral given with each security,
             if any:
             Not applicable.

     10.     Consideration received for each
             security:
             Proceeds of the sale of The Bonds
             were loaned by the County to EAI
             pursuant to the Refunding Agreement.

     11.     Application of proceeds of each
             security:
             The Bonds were issued to provide
             funds for the redemption of
             $20,000,000 principal amount of
             Solid Waste Disposal Revenue Bonds,
             Series 1990 (Arkansas Power & Light
             Company Project) and $27,000,000
             principal amount of Solid Waste
             Disposal Revenue Bonds, Series 1991
             (Arkansas Power & Light Company
             Project) issued by Pope County to
             finance the cost of acquiring,
             constructing and equipping certain
             sewage and solid waste disposal
             facilities at the nuclear electric
             generation station known as Arkansas
             Nuclear One owned by EAI located in
             Pope County.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6(a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6(b):
             b. the provisions contained in the
                fourth sentence of Section 6(b):
             c. the provisions contained in any
                rule of the Commission other
                than Rule U-48:  X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6(a) by virtue of the first
             sentence of Section 6(b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6(a) because of the fourth
             sentence of Section 6(b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6(a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52.



                            ENTERGY ARKANSAS, INC.


                            BY:   /s/ Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Date:  April 17, 2002